Exhibit 99.1

BANCOLOMBIA S.A. ANNOUNCES PROPERTY ACQUISITIONS

Medellín, Colombia, September 20, 2019

BANCOLOMBIA S.A. ("BANCOLOMBIA") announces that today it signed an agreement for the acquisition of real estate in the North Tower of the Atrio Project, located in the international center of the city of Bogotá.

The purchase of the real estate ratifies Grupo Bancolombia’s strategic commitment to the city of Bogotá, which is the country's business center and is of great importance to Grupo Bancolombia’s growth, development and positioning. The Bank intends to use the property as its administrative headquarters in the city of Bogotá. Bancolombia retains its domicile and main administrative headquarters in the city of Medellín.

The contract was signed with Alianza Fiduciaria S.A., acting as representative and administrator of the Centro Internacional and the Atrio Torre Norte trusts. The total purchase price is COP 330.558.719.500, payable in full in instalments between today and the date of the registration of the public deed of transfer.

Contacts

Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
VP Estrategia y Finanzas	VP Financiero	Gerente RI
Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837